EXHIBIT 21.1

Subsidiaries of NeoStem, Inc.(1)	Jurisdiction of Incorporation/Organization

NeoStem Therapies, Inc.	Delaware

Stem Cell Technologies, Inc.	Florida

NeoStem (China), Inc.	People’s Republic of China

Qingdao Niao Bio-Technology Ltd.(2)	People’s Republic of China

Beijing Ruijiao Bio-Technology Ltd.(2)	People’s Republic of China

Tianjin Niou Bio-Technology Ltd.(2)	People’s Republic of China

CBH Acquisition LLC	Delaware

China Biopharmaceuticals Holdings, Inc.(3)	Delaware

Suzhou Erye Pharmaceuticals Company Ltd.(3)	People’s Republic of China

Progenitor Cell Therapy, LLC	Delaware

PCT Allendale, LLC(4)	New Jersey

NeoStem Family Storage, LLC(4) (5)	Delaware

Athelos Corporation(6)	Delaware

Amorcyte, LLC	Delaware

NeoStem Diagnostics, Inc.	Delaware

(1)	Unless otherwise specified, each entity listed in the chart is a wholly-owned direct subsidiary of NeoStem, Inc.

(2)	Because certain regulations in the People’s Republic of China (“PRC”) currently restrict or prohibit foreign entities from holding certain licenses and controlling certain businesses in China, the Company created a wholly foreign-owned entity, or WFOE, NeoStem (China), to implement its initiatives in China. To comply with China’s foreign investment regulations with respect to stem cell-related activities, these business initiatives in China are conducted via Chinese domestic entities that are controlled by the WFOE through various contractual arrangements and under the principles of consolidation the Company consolidates 100% of their operations.

(3)	China Biopharmaceuticals Holdings, Inc. is a wholly-owned subsidiary of CBH Acquisition LLC and holds the 51% interest in Suzhou Erye Pharmaceutical Company Ltd. (“Erye”). Suzhou Erye Economy and Trading Co. Ltd. owns the remaining 49% interest in Erye.

(4)	This entity is a wholly-owned subsidiary of Progenitor Cell Therapy, LLC.

(5)	Formerly known as DomaniCell, LLC.

(6)	Progenitor Cell Therapy, LLC holds approximately an 80% interest in this entity.